AKAMAI TECHNOLOGIES, INC.
8 Cambridge Center
Cambridge, MA 02142

September 12, 2012

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Gilmore

Re: Akamai Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012 - File No. 0-27275
Ladies and Gentlemen:
This letter is being filed in response to the comments contained in a letter dated August 14, 2012 (the “Letter”) from Patrick Gilmore of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Paul Sagan, President and Chief Executive Officer of Akamai Technologies, Inc. (“Akamai” or the “Company”). The comments and the responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.
Item 8. Financial Statements and Supplementary Data
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 43

1.
We note that your response to prior comment 3 indicates your belief that you have vendor-specific objective evidence (VSOE) of fair value of your core services based upon the overage rate. However, we further note that the unit price charged for your core services on a standalone basis, presumably your overage rate, can fluctuate significantly due to volume and geography. Given your statement that consistent pricing of standalone transactions cannot be used to determine fair value, please tell us how you concluded that your overage rates were substantive.

We recognize revenue on our multiple-element arrangements in accordance with ASC 605-25, which requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables on the basis of their relative selling prices. In accordance with this guidance, when applying the relative selling price method, the selling price for each deliverable is to be determined using vendor-specific objective evidence ("VSOE") of selling price, if it exists. We have determined that VSOE exists for our core services; therefore, we apply that method to allocate the arrangement consideration to those core services. It should also be noted that our customer arrangements for core services are subscription services that do not involve licensing any software used in the underlying technology to our customers.

In reviewing our prior response letters, we believe it may be helpful to provide some background on overage usage. Nearly all Akamai customers commit to a given level or core service usage during a month, quarter year. In any given period, however, a customer's usage of any core service can exceed the negotiated committed level. As we indicated previously, the actual usage for our core services can fluctuate from period to period based upon how frequently our customer's website is accessed. For example, a major news event can cause higher than expected Internet viewership on a news channel website. This could result in overage charges in that given period, for which the unit pricing (overage rate) has already been negotiated.
We considered the following factors in our evaluation of whether the overage rates utilized to determine VSOE are substantive:

1.	Overage rates are a negotiated item in the arrangement and represent the price of the sale of one incremental unit above the original commitment.

2.	Overage rates are economically profitable and generate a reasonable margin.
Based on our analysis, we believe that the overage rates for core services included in each customer contract are substantive and can be used to establish VSOE. We have provided further discussion below of the primary factors considered.

I.	Overage rates are a negotiated item in the arrangement and represent the price for the sale of one incremental unit above original commitment.
ASC 605-25-30-6A states, “Vendor-specific objective evidence of selling price is limited to either of the following: (a) the price charged for a deliverable when it is sold separately or (b) for a deliverable not yet being sold separately, the price established by management having the relevant authority (it must be probable that the price, once established, will not change before the separate introduction of the deliverable into the marketplace).” Both the committed monthly, quarterly or annual usage commitment (and the applicable price therefor) for our core services and the overage rate for each incremental unit of usage in excess of such commitment are negotiated individually for each contract on a customer-by-customer basis. The customer makes a separate decision to purchase incremental units over and above the minimum usage commitment, and the applicable overage rate is separately negotiated by the parties. Given that these services are being sold separately, the overage rates for our core services meet the criteria for vendor-specific objective evidence of selling price, as per ASC 605-25-30-6A-a. The separate decision to buy the incremental units at the negotiated rates is an indicator that the price for the overage units is substantive.

II.	Overage rates are economically profitable and generate a reasonable margin
As discussed above, within every contract, we charge a specified price (overage rate) for an incremental unit of core service that can be provided if the customer uses all of the units originally committed in the contract. Generally, these overage rates are equal to the rate-per-unit found in the contract for the committed minimum level of core service. The rate-per-unit yields an acceptable level of profitability based on management's assessment of our go-to-market strategy. The contractual overage rates are consistent with our normal pricing practices for our core services - taking into account both volume and geographic price differences - so that these overage rates are greater than an economic minimum that the company would be willing to accept in order to maintain a healthy profitability and therefore are considered substantive.

* * *
In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please telephone the undersigned at 617-444-4698.
Very truly yours,

/s/ James H. Hammons, Jr.
James H. Hammons, Jr.
Assistant General Counsel

cc: Paul Sagan
President and CEO
Melanie Haratunian
Senior Vice President and General Counsel

Susan W. Murley
Wilmer Cutler Pickering Hale and Dorr LLP